Exhibit 99.1

AcuityAds Announces TSX Acceptance of Normal Course Issuer Bid

TORONTO and NEW YORK – May 5, 2022 – AcuityAds Holdings Inc. (TSX:AT, Nasdaq:ATY) (“AcuityAds” or “Company”), a digital advertising technology leader that provides targeted media solutions enabling advertisers to connect intelligently with audiences across digital advertising channels, announced today that it has received approval from the Toronto Stock Exchange ("TSX") to proceed with a normal course issuer bid ("NCIB").

Under the NCIB, the Company may purchase for cancellation up to 5,500,000 common shares of the Company (the "Shares"). Daily purchases will be limited to 140,680 Shares, other than block purchase exceptions. As at May 3, 2022, AcuityAds had 60,926,530 Shares issued and outstanding. The maximum number of Shares that may be purchased under the NCIB represents approximately 9.95% of AcuityAds' public float as at May 3, 2022. The NCIB will commence on May 16, 2022 and may continue to May 15, 2023 or such earlier time as the NCIB is completed or terminated at the option of the Company. The Shares will be purchased on behalf of the Company by a registered broker through the facilities of the TSX and through other alternative Canadian trading platforms at the prevailing market price at the time of such transaction.

In connection with the NCIB, subject to approval of the TSX, AcuityAds intends on entering into an automatic share purchase plan (the “ASPP”) with its designated broker to allow for the purchase of Shares under the NCIB at times when AcuityAds normally would not be active in the market due to internal trading black-out periods. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. Purchases of Shares under the ASPP may be made through the facilities of the TSX and alternative Canadian trading systems. The ASPP will terminate on the earliest of the date on which: (i) the NCIB expires; (ii) the maximum number of Shares have been purchased under the NCIB; and (iii) the Company terminates the ASPP in accordance with its terms. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. In the event that the ASPP is materially varied, suspended or terminated, the Company will issue a news release advising of such variation, suspension or termination, as applicable.

Management of the Company believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of the Shares and that at such times the purchase of Shares would be in the best interests of shareholders. As a result of such purchases, the number of issued Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders will be increased on a pro rata basis.

About AcuityAds:

AcuityAds is a leading technology company that provides marketers a one-stop solution for omnichannel digital advertising with best-of-category return on advertising spend. Its journey automation technology, illumin™, offers planning, buying and real-time intelligence from one platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to close the gap between advertising planning and execution. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above-benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit AcuityAds.com.

For further information, please contact:

Babak Pedram Investor Relations - Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regards to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the NCIB is in the best interests of the Company and its shareholders and that underlying value of the Company may not be reflected in the market price of the Shares. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

For more complete information about the Company, please read our disclosure documents filed on EDGAR at www.sec.gov and SEDAR at www.sedar.com.